UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-231300-134

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Exact name of registrant as specified in its charter)

6649 Westwood Blvd.
Orlando, FL 32821
(407) 206-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guarantee of 5.625% Senior Notes due 2023 issued by Marriott Ownership Resorts, Inc.
(Title of each class of securities covered by this Form)
Common Stock par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Marriott Vacations Worldwide Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

Date:	February 21, 2020	By:	/s/ John E. Geller, Jr.
John E. Geller, Jr.
Executive Vice President and Chief Financial and Administrative Officer